UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42892

Agencia Comercial Spirits Ltd

(Exact name of registrant as specified in its charter)

No. 65, Ln. 114, Xishi Rd., Xi’an Vil., Fengyuan Dist.
Taichung City 42061, Taiwan (R.O.C.)

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Entry into a Material Definitive Agreement.

On October 21, 2025, Agencia Comercial Spirits Ltd (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with D. Boral Capital LLC as representative of the underwriters named on Schedule A thereto (collectively, the “Underwriters”), relating to the Company’s initial public offering (the “Offering”) on a firm commitment basis of an aggregate of 1,750,000 Class A ordinary shares, par value $0.00004 per share (the “Class A Ordinary Shares”), at a public offering price of US$4.00 per Class A Ordinary Share (the “Offering Price”). In addition, the Company has granted the Underwriters a 45-day option to purchase up to an additional 262,500 Class A Ordinary Shares at the Offering Price, representing 15% of the Class A Ordinary Shares sold in the Offering.

The Company completed the Offering pursuant to its registration statement on Form F-1 (File No. 333-288600), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 10, 2025, as amended (the “Registration Statement”). The Registration Statement was declared effective by the SEC on September 30, 2025.

The Class A Ordinary Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “AGCC” on October 22, 2025. On October 23, 2025, the Company closed the Offering.

The Company sold 1,750,000 Class A Ordinary Shares and received gross proceeds of US$7.0 million from the Offering, before deducting underwriting discounts and offering expenses.

The foregoing summary of the terms and conditions of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement attached hereto as Exhibit 1.1, which is incorporated herein by reference.

Other Events

In connection with the Offering, the Company issued a press release on October 22, 2025 announcing the pricing of the Offering, and a press release on October 23, 2025 announcing the closing of the Offering. Copies of each press release are furnished herewith as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Underwriting Agreement, dated October 21, 2025, between Agencia Comercial Spirits Ltd and D. Boral Capital LLC as representative of the underwriters named on Schedule A thereto
99.1	Press Release, dated October 22, 2025
99.2	Press Release, dated October 23, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agencia Comercial Spirits Ltd

Date: October 24, 2025	By:	/s/ Tsai Yi Yang
	Name:	Tsai Yi Yang
	Title:	Director and Chief Executive Officer

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